Filed Pursuant to Rule 433

Registration Statement No. 333-248675

Schlumberger Finance Canada Ltd.

$500,000,000 1.400% Senior Notes due 2025

Pricing Term Sheet

September 9, 2020

Issuer:	Schlumberger Finance Canada Ltd.

Guarantor:	Schlumberger Limited

Title:	1.400% Senior Notes due 2025 (the “Notes”)

Issue Format:	SEC registered

Guarantor Ratings (Moody’s/S&P)*:	A2 (Negative) / A (Negative)

Principal Amount:	$500,000,000

Coupon:	1.400%

Price to Public:	99.880%

Interest Payment Dates:	March 17 and September 17, beginning March 17, 2021

Trade Date:	September 9, 2020

Settlement Date**:	September 18, 2020

Maturity Date:	September 17, 2025

Make-Whole Call:	T + 20 basis points

Par Call:	At any time on or after August 17, 2025

Benchmark Treasury:	UST 0.25% due August 31, 2025

Treasury Yield:	0.275%

Spread to Benchmark Treasury:	115 basis points

Reoffer Yield:	1.425%

CUSIP:	80685X AC5

ISIN:	US80685XAC56

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. MUFG Securities Americas Inc.

Co-Managers:	HSBC Securities (USA) Inc. Natixis Securities Americas LLC Skandinaviska Enskilda Banken AB Standard Chartered Bank UniCredit Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	Settlement and Sale of the Notes

The Issuer expects to deliver the Notes against payment for the Notes on or about September 18, 2020 which will be the seventh business day following September 9, 2020, the date of the pricing of the Notes. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade Notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request a copy of the prospectus by contacting BofA Securities, Inc. toll free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC collect at 1-866-471-2526; J.P. Morgan Securities LLC collect at (212) 834-4533; and Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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